UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-08339

Norfolk Southern Corporation                         New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Three Commercial Place, Norfolk, Virginia 23510-9241 (757) 629-2680

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

9.00% Notes due 2021
3.25% Notes due 2021
3.000% Senior Notes due 2022
5.59% Notes due 2025
7.80% Notes due 2027
5.64% Notes due 2029
7.25% Notes due 2031
7.05% Notes due 2037
4.837% Notes due 2041
3.95% Senior Notes due 2042
7.90% Notes due 2097
6.00% Notes due 2105
6.00% Notes due 2111

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. 1

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Action of 1934, Norfolk Southern Corporation certifies that it has reasonable grounds that it meets all the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 18, 2017	By__/s/ Denise W. Hutson_____	_Corporate Secretary__
Date	Name	Title